

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 30, 2009

Mr. John Adair
Chief Executive Officer
Energy Holdings International, Inc.
2101 N.W. Boca Raton Blvd., Suite 1
Boca Raton, FL 33431

> **RE: Form 10-KSB for the year ended June 30, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **File No. 0-52631**

Dear Mr. Adair:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2008</u>

<u>Item 8A Controls and Procedures</u>

1. Your Chief Financial Officer concluded that your disclosure controls and procedures were effective in timely alerting him to material information required to be included in your periodic SEC filings. Please state the conclusions about the effectiveness of your disclosure controls and procedures while providing the complete definition of disclosure controls and procedures included in Exchange Act Rules 13a-15(e) and 15d-15(e). Alternatively, please simply state that the disclosure controls and procedures are effective, or not effective, without adding the words, "…in timely alerting him to material information required to be included in your periodic SEC filings," to the end of the effectiveness conclusion.

Please also revise to disclose the conclusion of your Principal Executive Officer too, rather than just the conclusion of your Principal Financial Officer, as required by Item 307 of Regulations S-B and S-K.

2. When you file your Form 10-K for the period ended June 30, 2009, please also include management's report on internal control over financial reporting, as required by Item 308T(a) of Regulation S-K. In doing so, please ensure that management's report includes the disclosures required by Items 308T(a)(1) to (4) of Regulation S-K as well.

3. When you file your Form 10-K for the period ended June 30, 2009, please revise your certifications filed under Exhibits 31.1 and 31.2, so they are exactly as shown in Item 601(b)(31) of Regulation S-K. In doing so, ensure you refer to internal control over financial reporting in the first part of paragraph 4 and do not omit paragraph 4(b) of the certification shown in the Item.

* * * *

Please file the requested amendment and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at (202) 551-3769 if you have questions regarding comments in this letter.

Sincerely,

Rufus Decker
Accounting Branch Chief